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                                                              Exhibit 1.A.(3)(c)


                               Commission Schedule


The selling agent who is a registered representative of New England Securities will receive a maximum commission and/or service fee of:
         1) 50% of the Target Premium paid in the first Policy year
         2)  5% in Policy years two through ten
         3)  3% thereafter; plus
         4)  3% of each payment in excess of a Target Premium in any year.

Agents may elect to receive commissions equal to a maximum of .16% of cash value, instead of premium-based compensation, beginning in Policy year 11.

Agents who meet certain NELICO productivity and persistency standards may be eligible for additional compensation. Agents may receive a portion of the general agent's expense reimbursement allowance.

New England Securities may enter into selling-agreements with other broker-dealers registered under the Securities Exchange Act of 1934 whose representatives are authorized by applicable law to sell variable life insurance policies. Under the agreements with those broker-dealers, premium-based commissions paid to the broker-dealer on behalf of the registered representative will not exceed those listed above. A registered representative may choose a combination of premium-based and cash value-based compensation. In that case, the registered representative will receive maximum premium-based commissions up to the amounts listed above in Policy years one through ten, plus a maximum of
 .30% of cash value in Policy years two through ten and .09% thereafter.

 We may pay certain broker-dealers an additional bonus after the first Policy year on behalf of certain registered representatives, which may be up to the amount of the basic commission for the particular Policy year. We pay commissions through the registered broker-dealer, and may also pay additional compensation to the broker-dealer and/or reimburse it for portions of Policy sales expenses. The registered representative may receive a portion of the expense reimbursement allowance paid to the broker-dealer.